UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014.

Commission File Number 001-35307

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date: January 21, 2014	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

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T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations
News Release	20th January 2014

TASMAN PROVIDES UPDATE ON MINING LEASE FOR NORRA KARR HEAVY RARE
EARTH ELEMENT PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS).  Mr Mark Saxon, President & CEO, provides an update on the Mining Lease for the Norra Karr heavy rare earth element (REE) project in Sweden.

On May 21st 2013, Tasman announced that a 25 year Mining Lease for Norra Karr had been granted to the Company, and that stakeholders had the right to file an appeal.  On July 25th 2013, the Company provided an update that an appeal had been lodged by certain stakeholders.  The filing of this appeal had no impact on the legal status of the Mining Lease, and the Company was confident that the appeal would not be successful.

Tasman has now been notified by the Swedish Ministry of Industry (Näringsdepartementet) that the Mining Lease for Norra Karr has been confirmed and the appeal was unsuccessful.  Following this decision, no further right of appeal exists against the validity of the Mining Lease.

As announced May 21st 2013, the Mining Lease gives Tasman the full mineral rights for the Norra Karr project for an initial period of 25 years, which is then automatically renewed in 10 year increments if the mine is in operation.  The lease was granted by the Swedish Mining Inspectorate (Bergsstaten) after the assessment of extensive environmental and social impact data that was collected by independent consultants and submitted by Tasman.

“The appeals process is an important part of the Swedish Mining Act and we are glad to have had Norra Karr dealt with in a fast and efficient manner” said Mark Saxon, Tasman’s President and CEO.  “We believe Norra Karr can provide a great opportunity for the region and for Sweden without a significant impact on the environment, and we will continue to work closely with all stakeholders as we advance the project.”

Norra Karr lies 15km NNE of the township of Gränna and 300km SW of the capital Stockholm in mixed forestry and farming land.  The short time taken from discovery to mining lease application demonstrates the efficiency and advantage of operating in a jurisdiction with a strong and transparent Mining Act and a long term association with resource industries.  The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by the Company.

Tasman’s Qualified Person, Mr. Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this news release.

About Tasman Metals Ltd.

Tasman is a Canadian mineral development company focused on critical metals including Rare Earth Elements (REE’s) and tungsten (W) in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE and tungsten demand is increasing, due to the metals’ unique properties that make them essential for high technology and industry.  Since over 95% of REE and 80% of tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company’s Norra Karr and Olserum projects in Sweden are two of the most significant known heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV: TSM NYSE MKT: TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact:  Jim Powell, V.P. - Corporate Development
+ 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
or Mariana Bermudez +1 (604) 685 9316
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.